# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SharonAI Holdings Inc., CIK 0002068385
CUSIP: 778920306
Title of class of securities: Class A Ordinary Common Stock
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151
Date of event which requires filing of this statement: 09/15/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000935836-26-000468
Filed by CIK 0002045724
Persons authorized to receive notices and communications: Anthony J. Caldwell, Shartsis Friese LLP, 425 Market Street, 11th Floor, San Francisco, California (CA), 94105, (415) 421-6500

## Reporting persons
- Situational Awareness LP (CIK 0002045724): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,070,950; sole dispositive power 0; shared dispositive power 8,070,950; aggregate amount beneficially owned 8,070,950 (21.1% of the class)
  Comment: The percentage reported herein is calculated based on 38,341,987 shares of Class A Ordinary Common Stock outstanding, consisting of (1) 35,667,164 shares of Class A Ordinary Common Stock outstanding as of August 21, 2026, as reported in the prospectus filed by the Issuer on August 21, 2026, and (2) 2,674,823 shares of Class A Ordinary Common Stock issued by the Issuer on exercise of pre-funded warrants by the reporting persons on September 15, 2026.
- SAF AI GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,070,950; sole dispositive power 0; shared dispositive power 8,070,950; aggregate amount beneficially owned 8,070,950 (21.1% of the class)
  Comment: The percentage reported herein is calculated based on 38,341,987 shares of Class A Ordinary Common Stock outstanding, consisting of (1) 35,667,164 shares of Class A Ordinary Common Stock outstanding as of August 21, 2026, as reported in the prospectus filed by the Issuer on August 21, 2026, and (2) 2,674,823 shares of Class A Ordinary Common Stock issued by the Issuer on exercise of pre-funded warrants by the reporting persons on September 15, 2026.
- Situational Awareness LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,070,950; sole dispositive power 0; shared dispositive power 8,070,950; aggregate amount beneficially owned 8,070,950 (21.1% of the class)
  Comment: The percentage reported herein is calculated based on 38,341,987 shares of Class A Ordinary Common Stock outstanding, consisting of (1) 35,667,164 shares of Class A Ordinary Common Stock outstanding as of August 21, 2026, as reported in the prospectus filed by the Issuer on August 21, 2026, and (2) 2,674,823 shares of Class A Ordinary Common Stock issued by the Issuer on exercise of pre-funded warrants by the reporting persons on September 15, 2026.
- Situational Awareness Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,070,950; sole dispositive power 0; shared dispositive power 8,070,950; aggregate amount beneficially owned 8,070,950 (21.1% of the class)
  Comment: The percentage reported herein is calculated based on 38,341,987 shares of Class A Ordinary Common Stock outstanding, consisting of (1) 35,667,164 shares of Class A Ordinary Common Stock outstanding as of August 21, 2026, as reported in the prospectus filed by the Issuer on August 21, 2026, and (2) 2,674,823 shares of Class A Ordinary Common Stock issued by the Issuer on exercise of pre-funded warrants by the reporting persons on September 15, 2026.
- Leopold Aschenbrenner: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,070,950; sole dispositive power 0; shared dispositive power 8,070,950; aggregate amount beneficially owned 8,070,950 (21.1% of the class)
  Comment: The percentage reported herein is calculated based on 38,341,987 shares of Class A Ordinary Common Stock outstanding, consisting of (1) 35,667,164 shares of Class A Ordinary Common Stock outstanding as of August 21, 2026, as reported in the prospectus filed by the Issuer on August 21, 2026, and (2) 2,674,823 shares of Class A Ordinary Common Stock issued by the Issuer on exercise of pre-funded warrants by the reporting persons on September 15, 2026.
- Carl Shulman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,070,950; sole dispositive power 0; shared dispositive power 8,070,950; aggregate amount beneficially owned 8,070,950 (21.1% of the class)
  Comment: The percentage reported herein is calculated based on 38,341,987 shares of Class A Ordinary Common Stock outstanding, consisting of (1) 35,667,164 shares of Class A Ordinary Common Stock outstanding as of August 21, 2026, as reported in the prospectus filed by the Issuer on August 21, 2026, and (2) 2,674,823 shares of Class A Ordinary Common Stock issued by the Issuer on exercise of pre-funded warrants by the reporting persons on September 15, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Common Stock
Name of issuer: SharonAI Holdings Inc.
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

Situational Awareness LP, a Delaware limited liability company ("Adviser")

SAF AI GP LP, a Delaware limited partnership ("General Partner")

Situational Awareness LLC, a Delaware limited liability company ("SA LLC")

Situational Awareness Partners LP, a Delaware limited partnership ("Fund")

Leopold Aschenbrenner

Carl Shulman

The reporting persons are filing this statement jointly, but not as members of a group, and they expressly disclaim membership in a group. In addition, the filing of this Schedule 13D on behalf of Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any securities covered by this Schedule 13D. Each reporting person also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.
Residence or business address: 77 Federal Street, Floor 4, San Francisco, CA 94107
Present principal occupation or employment: Adviser is the investment adviser to the Fund. General Partner is the general partner of the Fund. SA LLC is the general partner of Adviser. Mr. Aschenbrenner is the managing partner and control person of Adviser and General Partner and the manager of SA LLC. Mr. Shulman is the co-portfolio manager of the Fund.
Criminal convictions in the last five years: During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: For citizenship of the reporting persons, see Item 6 of each reporting person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Fund used its working capital to purchase the Issuer's Class A Ordinary Common Stock. The amount of funds used in purchasing the Issuer's Class A Ordinary Common Stock was $523,883,130.66.

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting persons are filing this Schedule 13D pursuant to rule 13d-1(f) because the Fund's beneficial ownership of the Issuer's Class A Ordinary Common Stock ("Stock") exceeds 20% of that class effective as of August 27, 2026. The reporting persons have not, however, acquired any securities of the Issuer with the purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. The reporting persons acquired shares of the Stock for investment purposes based on their belief that the Stock, when purchased, was undervalued and represented an attractive investment opportunity. The reporting persons will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Stock and other securities, the Issuer's operations, assets, prospects, financial position, and business development, Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the reporting persons may take such actions regarding their holdings of the Issuer's securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Stock in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Stock that they now own or hereafter acquire. The reporting persons also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Stock or pledge their interests in the Stock to obtain liquidity. In addition, from time to time the reporting persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The reporting persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons may recommend action to the Issuer's management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Adviser: 8,070,950

General Partner: 8,070,950

SA LLC: 8,070,950

Fund: 8,070,950

Aschenbrenner: 8,070,950

Shulman: 8,070,950

Aggregate percentage of the Class A Ordinary Common Stock beneficially owned by the reporting persons:

Adviser: 21.1%

General Partner: 21.1%

SA LLC: 21.1%

Fund: 21.1%

Aschenbrenner: 21.1%

Shulman: 21.1%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or to direct the vote:

Adviser: 0

General Partner: 0

SA LLC: 0

Fund: 0

Aschenbrenner: 0

Shulman: 0

(ii) Shared power to vote or to direct the vote:

Adviser: 8,070,950

General Partner: 8,070,950

SA LLC: 8,070,950

Fund: 8,070,950

Aschenbrenner: 8,070,950

Shulman: 8,070,950

(iii) Sole power to dispose or to direct the disposition of:

Adviser: 0

General Partner: 0

SA LLC: 0

Fund: 0

Aschenbrenner: 0

Shulman: 0

(iv) Shared power to dispose or to direct the disposition of:

Adviser: 8,070,950

General Partner: 8,070,950

SA LLC: 8,070,950

Fund: 8,070,950

Aschenbrenner: 8,070,950

Shulman: 8,070,950
Transactions in the class effected during the past sixty days: On September 15, 2026, the Fund exercised prefunded warrants to purchase 2,674,823 shares of the Issuer's Class A Ordinary Common Stock from the Issuer for a price of $0.0001 per share. The reporting persons have not effected any other transactions in the Issuer's Class A Ordinary Common Stock since the reporting persons filed the prior Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Adviser is the investment adviser to its clients pursuant to investment management agreements or limited partnership agreements providing to Adviser the authority, among other things, to invest the funds of such clients in securities of the Issuer, to vote and dispose of such securities and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, General Partner is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, Adviser is entitled to fees based on assets under management and realized and unrealized gains.

On June 17, 2026, the Fund entered into a Registration Rights Agreement with the Issuer (the "Registration Rights Agreement") pursuant to which the Issuer agreed to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") covering the resale of shares of Class A Ordinary Common Stock purchased by the Fund from the Issuer pursuant to a Securities Purchase Agreement dated June 17, 2026 (the "Purchase Agreement"), including shares issuable on exercise of the Prefunded Warrant described below (collectively, the "Registrable Securities"). Under the Registration Rights Agreement, the Issuer was required to file the Registration Statement with the Commission no later than the 45th calendar day following the date of the Registration Rights Agreement. The Issuer was required to use its reasonable best efforts to cause the Registration Statement to be declared effective by the Commission no later than the 60th calendar day following the date of the Registration Rights Agreement (or the 90th calendar day in the event of a "full review" by the Commission). The Registration Statement was required to be on Form S-3 (or, if the Issuer is not then eligible to use Form S-3, on another appropriate form).

If the Issuer failed to file the Registration Statement by the required filing date or failed to cause the Registration Statement to be declared effective by the required effectiveness date, or if the Registration Statement ceases to remain continuously effective as to all Registrable Securities for more than 20 consecutive calendar days or more than 60 calendar days in any 12-month period (each, an "Event"), the Issuer is required to pay to the Fund, as partial liquidated damages, an amount in cash equal to 1.0% of the aggregate subscription amount paid by the Fund pursuant to the Purchase Agreement for the Registrable Securities on each monthly anniversary of such Event date until the applicable Event is cured. The maximum aggregate liquidated damages payable to the Fund under the Registration Rights Agreement is 5.0% of the aggregate subscription amount paid by the Fund pursuant to the Purchase Agreement. The Registration Rights Agreement also contains customary indemnification and contribution provisions. In addition, the Issuer agreed to reimburse Oaktree Fund Administration, LLC for reasonable and documented legal fees and expenses incurred in connection with the Registration Rights Agreement in an amount not to exceed $50,000.

Pursuant to the Purchase Agreement, the Fund acquired a prefunded warrant (the "Prefunded Warrant") to purchase 6,374,823 shares of Class A Ordinary Common Stock for a purchase price of $0.0001 per share. The prefunded warrant was immediately exercisable and has no expiration date. On June 30, 2026, the Fund partially exercised the prefunded warrant to purchase 3,700,000 shares of Class A Ordinary Common Stock. On September 15, 2026, the Fund exercised the prefunded warrant to purchase the remaining 2,674,823 shares or Class A Common Stock. As a result of these exercises, the Prefunded Warrant has terminated.

The terms and provisions of the Purchase Agreement, the Registration Rights Agreement and Prefunded Warrant are described more fully in, and the above summary is qualified by reference to the full text of, the Purchase Agreement, the Registration Rights Agreement and the Prefunded Warrant, which are filed as Exhibits 99.2, 99.3 and 99.4 to this Schedule 13D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit 99.2 Form of Securities Purchase Agreement - Equity (with pre-funded warrants) filed as Exhibit 10.5 to the Form 8-K filed by the Issuer on June 17, 2026 and incorporated herein by reference

Exhibit 99.3 Form of Registration Rights Agreement - Equity filed as Exhibit 10.2 to the Form 8-K filed by the Issuer on June 17, 2026 and incorporated herein by reference

Exhibit 99.4 Form of Prefunded Warrant filed as Exhibit 4.1 to the Form 8-K filed by the Issuer on June 25, 2026 and incorporated herein by reference

## Signatures
- Situational Awareness LP: /s/ Leopold Aschenbrenner, Situational Awareness LP (09/17/2026)
- SAF AI GP LP: /s/ Leopold Aschenbrenner, SAF AI GP LP (09/17/2026)
- Situational Awareness LLC: /s/ Leopold Aschenbrenner, Situational Awareness LLC (09/17/2026)
- Situational Awareness Partners LP: /s/ Leopold Aschenbrenner, Situational Awareness Partners LP (09/17/2026)
- Leopold Aschenbrenner: /s/ Leopold Aschenbrenner, Leopold Aschenbrenner (09/17/2026)
- Carl Shulman: /s/ Carl Shulman, Carl Shulman (09/17/2026)